UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Baidu Adopted a 2018 Share Incentive Plan

Baidu, Inc. (“Baidu” or the “Company”) adopted a 2018 share incentive plan (the “2018 Plan”) in the third quarter of 2018 to motivate, attract, and retain the services of its employees and link their personal interests to those of the Company’s shareholders. The 2018 Plan has a ten-year term, and has a maximum number of 3,443,950 class A ordinary shares available for issuance pursuant to all awards under the 2018 Plan. Baidu may grant options, restricted shares, restricted share units and other form of awards pursuant to the 2018 Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By:	/s/ Herman Yu
Name:	Herman Yu
Title:	Chief Financial Officer

Date: September 27, 2018